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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pure Earth, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

74623L 10 5
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fidus Mezzanine Capital, L.P. 20-8435835
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 1,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 1,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to the Reporting Person by Pure Earth, Inc.

CUSIP NO. 74623L 10 5	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fidus Mezzanine Capital GP, LLC 20-8435822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 1,250,000 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 1,250,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (1) (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Subject to the responses contained in Item 4 herein.
(2)
The percentage of Common Stock reported herein as being beneficially owned by the Reporting Person is based on 17,575,399 shares of Common Stock outstanding as of December 31, 2009, which information has been provided to the Reporting Person by Pure Earth, Inc.

Item 1(a).	Name of Issuer:

Pure Earth, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Neshaminy Interplex, Suite 201
Trevose, PA  19053
Item 2(a).	Name of Person Filing:

Fidus Mezzanine Capital, L.P. (the “Fund”)
Fidus Mezzanine Capital GP, LLC (the “General Partner”)

(each, a “Reporting Person”, and collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Fund:

190 S. LaSalle Street, Suite 2140
Chicago, IL  60603

The General Partner:

190 S. LaSalle Street, Suite 2140
Chicago, IL  60603

Item 2(c).	Citizenship:

The responses provided in Row 4 on the cover page for each Reporting Person are  hereby incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

74623L 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Neither Reporting Person is a person or group specified in Item 3 to Schedule 13G.

Item 4.	Ownership.

(a)         Amount beneficially owned:  As of December 31, 2009, and subject to the information included in this Item 4, each Reporting Person beneficially owned in the aggregate 1,250,000 shares of Common Stock, representing shares of Common Stock that may be received upon the conversion in full of 50,000 shares of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) that were purchased by the Fund on November 30, 2009.  The General Partner, in its capacity as general partner of the Fund, may be deemed to share voting or investment power with respect to the shares of Series C Preferred Stock held by the Fund, and therefore the General Partner may be deemed to beneficially own the Common Stock underlying such securities for purposes of Rule 13d-3 under the Act.

The Fund also is the record holder of a warrant (the “Warrant”) to purchase up to 767,375 shares of Common Stock that was issued to the Fund in March 2008 in connection with the purchase by the Fund of the Issuer’s Series B Preferred Stock; however, such warrant is not presently exercisable, was not exercisable by the Fund as of December 31, 2009, and is or was not presently exercisable within 60 days of the date hereof or December 31, 2009.  For this reason, pursuant to Rule 13d-3(d)(1)(i) under the Act, the shares of Common Stock underlying the Warrant (i) are not deemed to be beneficially owned by the Reporting Persons and (ii) have not been included in any of the amounts reported herein.  Furthermore, each Reporting Person hereby disclaims on this basis beneficial ownership of any shares of Common Stock underlying the Warrant.

Without limiting the generality of the foregoing, the filing of this Schedule 13G shall not be construed as an admission that (a) either of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by each of the Reporting Persons.

(b)           Percent of class:

The responses provided in Row 11 on the cover page with respect to each Reporting Person are hereby incorporated by reference herein in response to this Item 4(b).1 Each Reporting Person’s percentage of Common Stock beneficially owned does not include 767,375 shares of Common Stock underlying the Warrant that was not exercisable as of December 31, 2009 or within 60 days thereof, which shares have been excluded pursuant to Rule 13d-3(d)(1)(i) of the Act.  On this basis, each Reporting Person hereby disclaims beneficial ownership as to such shares, as set forth in response to Item 4(a) above.

(c)           Number of shares as to which each Reporting Person has:

(A)	sole power to vote or to direct the vote: 0 shares of Common Stock

(B)
shared power to vote or to direct the vote:  1,250,000 shares of Common Stock, representing shares of Common Stock issuable upon the conversion in full of 50,000 shares of the Issuer’s Series C Preferred Stock

(C)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

1 The percentage of Common Stock beneficially owned by each of the Reporting Persons is based on information provided by the Issuer as of December 31, 2009.

(D)
shared power to dispose or to direct the disposition of:  1,250,000 shares of Common Stock, representing shares of Common Stock issuable upon the conversion in full of 50,000 shares of the Issuer’s Series C Preferred Stock

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

The responses provided in Item 4(a) hereof with respect to each Reporting Person are hereby incorporated by reference herein in response to this Item 6.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

By signing below, each Reporting Person certifies that, to the best knowledge and belief of each Reporting Person, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	FIDUS MEZZANINE CAPITAL, L.P.

	By:	Fidus Mezzanine Capital GP, LLC, its General Partner

		By:	/s/ Edward H. Ross
Edward H. Ross
Managing Partner

Date: February 11, 2010	FIDUS MEZZANINE CAPITAL, GP, LLC

	By:	/s/ Edward H. Ross
Edward H. Ross
Managing Partner

AGREEMENT

Pursuant to Securities Exchange Act
Rule 13d-1(k)(1)(iii)

The undersigned hereby agree that the Schedule 13G to which this Agreement relates, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 11th day of February, 2010.

FIDUS MEZZANINE CAPITAL, L.P.

By:	Fidus Mezzanine Capital GP, LLC, its General Partner

	By:	/s/ Edward H. Ross
Edward H. Ross
Managing Partner

FIDUS MEZZANINE CAPITAL, GP, LLC

By:	/s/ Edward H. Ross
Edward H. Ross
Managing Partner